UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2018

LAYNE CHRISTENSEN COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-34195	48-0920712
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1800 Hughes Landing Blvd., Ste. 800

The Woodlands, Texas 77380

(Address of principal executive offices)(Zip Code)

(281) 475-2600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On February 13, 2018, Layne Christensen Company, a Delaware corporation (the “Company”), Granite Construction Incorporated, a Delaware corporation (“Granite”), and Lowercase Merger Sub Incorporated, a Delaware corporation and a wholly owned subsidiary of Granite (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Company, and the Company will be the surviving corporation in the merger and a wholly owned subsidiary of Granite (the “Merger”). The Boards of Directors of the Company and Granite have each unanimously approved the Merger Agreement and the Merger.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock issued and outstanding at the Effective Time (other than shares (1) held in treasury of the Company or (2) directly or indirectly owned by Granite, Merger Sub or a wholly owned subsidiary of the Company) will be cancelled and converted into 0.27 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Granite’s common stock (the “Merger Consideration”). No fractional shares of Granite’s common stock will be issued in the Merger, and the Company’s stockholders will receive cash in lieu of any fractional shares.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, the Company’s outstanding stock options will be cancelled and converted into the right to receive an amount of cash equal to the product of (1) the number of Company shares issuable upon the exercise of the Company stock option, multiplied by (2) the excess value, if any, of the (a) product of (i) the Exchange Ratio, multiplied by (ii) an amount equal to the average of the volume-weighted average price per share of Granite common stock on the New York Stock Exchange for each of the 10 consecutive trading days ending with the third trading day immediately preceding the closing date (“Granite Common Stock Price”), and (b) the exercise price of the Company stock option. The Company’s outstanding service-based restricted stock units will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of Company shares in respect of such restricted units, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) the Granite Common Stock Price. The Company’s outstanding unvested performance stock units will vest, and the underlying number of Company shares earned shall be determined, based on the maximum level of achievement of the applicable performance goals. The Company’s performance stock units that are vested prior to the Effective Time or vest pursuant to the Merger Agreement will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of Company shares earned in respect to the performance stock unit, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) the Granite Common Stock Price.

Consummation of the Merger is subject to certain customary closing conditions, including, adoption of the Merger Agreement by the Company’s stockholders, the absence of certain legal impediments, and the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement contains customary representations, warranties and covenants made by each of Granite and the Company. The Company has agreed, among other things, not to solicit an Acquisition Proposal (as defined in the Merger Agreement) or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, any Acquisition Proposal. However, if at any time following the date of the Merger Agreement and prior to the Effective Time, (1) the Company has received from a third party a written, bona fide Acquisition Proposal, (2) a breach by the Company of the Merger Agreement has not contributed to the making of such Acquisition Proposal, (3) the Board of Directors of the Company (the “Board”) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) and (4) after consultation with its outside counsel, the Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law, then the Company may, subject to the limitations of the Merger Agreement, (a) furnish confidential information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and (b) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.

The Merger Agreement also requires the Company to call and hold a stockholders’ meeting and, subject to certain exceptions, recommend that the Company’s stockholders approve and adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of the Company and Granite, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by September 30, 2018 (the “Outside Date”).

Pursuant to the Merger Agreement, Granite will be entitled to receive from the Company a termination fee of $16,000,000 in the event that:

•	the Merger Agreement is terminated by the Company prior to the Company’s stockholders adopting the Merger Agreement in order to enter into an agreement relating to a Superior Proposal;

•	the Merger Agreement is terminated by Granite because (1) the Board makes an adverse change in its recommendation relating to the vote on the Merger Agreement by the Company’s stockholders, (2) the Board shall (a) not have rejected an Acquisition Proposal within seven days of the making public thereof or (b) have failed to reconfirm its recommendation relating to the vote on the Merger Agreement by the Company’s stockholders within four days after a request from Granite to do so following an Acquisition Proposal, or (3) the Company shall have violated in any material respect its obligations with respect to the non-solicitation of Acquisition Proposals; or

•	the Merger Agreement is terminated (1) by either party following the Outside Date, (2) by Granite due to the failure of the Company’s stockholders to adopt the Merger Agreement, or (3) by Granite due to the occurrence of a material adverse effect with respect to the Company or a breach by the Company of its representations, warranties or covenants in a manner that would prevent the closing condition with respect thereto from being satisfied, in each case of (1), (2) and (3) above if (a) prior to such termination there shall have been an Acquisition Proposal for a majority of the outstanding capital stock or assets of the Company that is made known to the Company or made directly to the Company’s stockholders generally or any person shall have publicly announced an intention to make such an Acquisition Proposal (whether or not conditional or withdrawn) and (b) concurrently with such termination or within 12 months thereafter, the Company enters into an agreement providing for, or consummates, a transaction contemplated by an Acquisition Proposal involving the sale of a majority of the outstanding capital stock or assets of the Company.

In addition, Granite has agreed to appoint a non-employee member of the Board to its board of directors as of the Effective Time, with such director to be selected by Granite.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Granite or the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by the Company to Granite and by Granite to the Company in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Granite rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company or Granite.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Company’s entry into the Merger Agreement, each member of the Board and each named executive officer of the Company entered into letter agreements with the Company setting forth certain restrictions with respect to the settlement of each such individual’s outstanding stock options, restricted stock units and performance share units in the Company as more fully described in the Merger Agreement. Pursuant to the terms of the letter agreements, each member of the Board and each named executive officer agreed (i) to the treatment of their outstanding stock options, restricted stock units and performance share units under the terms of the Merger Agreement, (ii) not to exercise any of their currently outstanding Company stock options prior to the earlier of (A) the date the Merger Agreement is terminated by Parent or the Company pursuant to the terms of the Merger Agreement (the “Termination Date”) and (B) December 15, 2018, and (iii) to defer settlement of any of their currently outstanding Company restricted stock units or performance share units that vest prior to the Effective Time until the earlier of (A) the Effective Time, (B) the Termination Date or (C) December 15, 2018.

The information set forth under Item 1.01 with respect to Company’s outstanding stock options, restricted stock units and performance share units is incorporated by reference.

Item 7.01 Regulation FD Disclosure.

On February 14, 2018, Granite and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In connection with the execution of the Merger Agreement, on February 14, 2018, the Company distributed the following materials, copies of which are attached hereto as exhibits and incorporated herein by reference:

•	Layne Customer Letter (Exhibit 99.2);

•	Layne Employee FAQ (Exhibit 99.3);

•	Message from the Company to its Employees (Exhibit 99.4); and

•	Investor Presentation (Exhibit 99.5).

The information set forth in this Item 7.01 and the Exhibits incorporated by reference herein shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger by and among the Company, Granite and Merger Sub, dated as of February 13, 2018

99.1	Joint Press Release dated February 14, 2018

99.2	Layne Customer Letter

99.3	Layne Employee FAQ

99.4	Message from the Company to its Employees

99.5	Investor Presentation

*	Certain exhibits and schedules have been omitted and the Company agrees to furnish supplementally to the U.S. Securities and Exchange Commission (“SEC”) a copy of any omitted exhibits upon request.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of the Company and Granite separately and as a combined entity; the timing and consummation of the Merger; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of the Company’s or Granite’s common stock prior to the Merger, or Granite’s common stock following the Merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; risks that the Company will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from the Company’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which the Company and Granite participate; ability to hire and retain key personnel; ability to successfully integrate the Company’s businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect the Company’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Neither the Company nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

No Offer or Solicitation

The information in this Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

Granite will file with the SEC a Registration Statement on Form S-4, which will include a prospectus with respect to Granite’s shares of common stock to be issued in the Merger and a proxy statement of Layne in connection with the Merger between Granite and the Company (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the Company’s stockholders and will contain important information about the Merger and related matters. THE COMPANY’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Granite with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from the

Company or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to the Company’s Investor Relations page on its corporate website at www.laynechristensen.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com.

Participants in the Solicitation

The Company and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Merger and may have direct or indirect interests in the Merger. Information about the Company’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and its Annual Report on Form 10-K for the fiscal year ended January 31, 2017, which was filed with the SEC on April 10, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from the Company by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to the Company’s Investor Relations page on its corporate website at www.laynechristensen.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2017, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 17, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the Proxy Statement/Prospectus that Granite will file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY
(Registrant)

Date: February 14, 2018	By:	/s/ J. Michael Anderson
J. Michael Anderson Senior Vice President and Chief Financial Officer